Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
July 1, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05009628

Re: Kao Corporation – 12g3-2(b) exemption SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since June 4, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE June 4, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated June 21, 2005 (Attached hereto as Exhibit A-1)

(2) Press release dated June 29, 2005 (Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated June 14, 2005
(A brief description in English is set forth in Annex B)

(2) Notice of Resolution at the 99th Annual General Meeting of Shareholders
(A brief description in English is set forth in Annex B)

(3) Annual Securities Report dated June 29, 2005 for the fiscal year ended March 31, 2005
(A brief description in English is set forth in Annex B)

(4) Securities Registration Statement dated June 29, 2005 and an amendment thereto dated June 30, 2005
(A brief description in English is set forth in Annex B)

ANNEX B

ENGLISH DESCRIPTION OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since June 4, 2005 include the following information:

i. June 14, 2005– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In May 2005, Kao repurchased pursuant to that resolution a total of 695,000 shares for ¥ 1,724,065,000.
As of May 31, 2005, Kao had issued 549,443,701 shares of common stock, and held 2,922,281 of them.

(2) Notice of Resolution at the 99th Annual General Meeting of Shareholders

The notice of resolution passed by the 99th Annual General Meeting of Shareholders was sent to the shareholders on June 29, 2005. The notice includes the following information:

PROPOSAL 1: Proposal for Appropriation of Retained Earnings
At the Meeting, it was resolved that 19 Japanese Yen per share be paid to the shareholders as the year-end dividend for the 99th fiscal year. Consequently, the total annual dividend for the 99th fiscal year comes to be 38 Japanese Yen per share, which is a 6 Japanese Yen increase per share from the previous fiscal year's annual dividend.
Note: The 99th fiscal year is fiscal year ended March 31, 2005

PROPOSAL 2: Purchase of the Company's Shares
At the Meeting, it was resolved that the Company may purchase up to 20,000,000 shares of the Company's common stock from the market at a total purchase price of no more than 50,000,000,000 Japanese Yen, during the period from the conclusion of the Meeting to the conclusion of the 100th Annual General Meeting of Shareholders next year.

PROPOSAL 3: Partial Amendments to the Articles of Incorporation
At the Meeting, it was resolved that the Articles of Incorporation be amended as follows.

Article 2. (Purposes)
The purposes of the Company shall be to engage in the following businesses:
Manufacture and sale of the following products:
(1)
(2)
(3) No change
(4)
(5)
(6)
(7) Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;
(8)
(9)
(10)
2. No change
3.
4.
5.
6. Operation of training institute and accommodations;
7. Disposal of disused items by the Company and its subsidiaries and affiliates;
8. (Unchanged from Article 5, Item 6 of the Articles of Incorporation prior to amendment)
9. (Unchanged from Article 5, Item 7 of the Articles of Incorporation prior to amendment)
10. (Unchanged from Article 5, Item 8 of the Articles of Incorporation prior to amendment)

Article 5. (Total Number of Shares Authorized To Be Issued by the Company)
The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares; provided, however, that if a redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.

PROPOSAL 4: Election of One (1) Corporate Auditor
At the Meeting, it was resolved that Mr. Shoichi Otake be newly elected as a Corporate Auditor.

Note: Following the Meeting, the existing Corporate Auditors elected Mr. Otake as a new full-time Corporate Auditor, and Mr. Otake took office.

PROPOSAL 5: Issuance of Stock Acquisition Rights as Stock Options
At the Meeting, it was resolved that the Company may issue up to 1,200 stock acquisition rights (the total number of shares under stock acquisition rights may be up to 1,200,000 shares) as stock options pursuant to Articles 280 - 20 and 280 - 21 of the Commercial Code.

(3) Annual Securities Report dated June 29, 2005 for the fiscal year ended March 31, 2005

An annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The discussion of the results of operations during that fiscal year included the following consolidated financial information for Kao:

Income statement line item*	**Year ended 3/31/2005 (in billions)**	**Change compared to the year ended 3/31/2004**
Net sales	¥936.8	3.8%
Operating income	¥121.3	1.4%
Net income	¥72.1	10.4%

Note: All figures are based on generally accepted accounting principles in Japan.

The same financial statements, formatted for English readers, are included in Kao's 2005 Annual Report scheduled to be published in July 2005.

The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for five years.

(4) Securities Registration Statement dated June 29, 2005 and an amendment thereto dated June 30, 2005

A securities registration statement is required to be filed under the Securities and Exchange Law of Japan when a company distributes through a public offering in Japan any new or existing securities the aggregate offering price of which is ¥100 million or more. This securities registration statement, in connection with the grant to 108 directors, officers and employees of Kao and its affiliates of stock acquisition rights as stock options for 1,167,000 shares of common stock of Kao was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for a certain period.

Exhibit A-1

Kao Corporation

Notice Regarding Purchase of the Company's Stock from the Market

June 21, 2005

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

1) Period during which purchases were made:	From May 20, 2005 to June 21, 2005
2) Number of purchased shares:	915,000 shares
3) Total cost of purchases:	2,314,675,000 yen
4) Method of purchases:	Purchased at Tokyo Stock Exchange

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on March 24, 2005:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 2,396,000 shares
-Total cost of purchases:	Up to 5,002,510,000 yen
-Period during which purchases will be made:	From April 1, 2005 to June 23, 2005

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of June 21, 2005:

2,012,000 shares
5,001,265,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

-Type of stock to be purchased:	Common stock
-Total number of shares to be purchased:	Up to 20,000,000 shares
-Total cost of purchases:	Up to 50,000,000,000 yen

Total number of purchased shares and total cost of purchases after June 29, 2004, the date of the 98th Annual General Meeting of Shareholders:

19,616,000 shares
49,998,755,000 yen

3) By the purchases from the market on June 21, 2005, Kao has purchased Company's stock up to the extent resolved at the 98th Annual General Meeting of Shareholders held on June 29, 2004 pursuant to the provisions of Article 210 of the Commercial code and at the meeting of the Board of Directors held on March 24, 2005. Therefore, Kao has finished the purchases related to the above resolutions.

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Notice Regarding the Allotment of Stock Options
(Stock Acquisition Rights (*Shinkabu-Yoyaku-Ken*))

June 29, 2005
Kao Corporation (the "Company ") hereby makes the following announcement: at the meeting of the Board of Directors held on the date hereof, the Board of Directors decided the details of stock acquisition rights to be issued as stock options (the "Stock Acquisition Right(s)") pursuant to Article 280-20 and 280-21 of the Commercial Code and the resolution at the 99th Annual General Meeting of Shareholders on the date hereof.

1. Issue Date of Stock Acquisition Rights:

   July 8, 2005

2. Aggregate Number of Stock Acquisition Rights to be Issued:

   1,167 Stock Acquisition Rights

   The number of shares per a Stock Acquisition Right (the "Allotted Number of Shares") shall be 1,000 shares; provided, however, in the event that the shares are split or consolidated, the Allotted Number of Shares shall be adjusted proportionately in accordance with the ratio of the split or consolidation of shares.

3. Issue Price of Stock Acquisition Rights:

   The Stock Acquisition Rights shall be issued at free of charge

4. Type / Number of Shares under Stock Acquisition Rights:

   1,167,000 shares of common stock of the Company

   In case of adjustment of the Allotted Number of Shares in accordance with item 2 above, the number of shares under the Stock Acquisition Rights above shall be adjusted to be equal to the product of (i) the Allotted Number of Shares after the relevant adjustment and (ii) the aggregate number of Stock Acquisition Rights.

5. The Amount to be Paid upon Exercise of Stock Acquisition Rights:

   To be determined on July 8, 2005

   The amount to be paid upon exercise of each Stock Acquisition Right will be an amount equal to the product of (i) the paid-in value per share to be issued or transferred through the exercise of each Stock Acquisition Right (the "Exercise Price") and (ii) the Allotted Number of Shares.

   The Exercise Price shall be the price which is equal to the product of (i) 1.05 and (ii) the average of the daily closing prices (including bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for

thirty (30) consecutive trading days (excluding the days on which no transactions are made) commencing on forty-fifth (45th) trading day prior to the next day of the issue date of the Stock Acquisition Rights (the "Issue Date"). Any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen.* In the event that the amount resulting from the calculation above is less than the closing price of common stock of the Company at the Tokyo Stock Exchange as of the Issue Date, the relevant closing price shall be the Exercise Price.

With respect to common stock of the Company, in case of issuance of new shares or disposition of shares of the Company's common stock at a price to be paid below the market price, the Exercise Price shall be adjusted in accordance with the following formula and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen; provided, however, the Exercise Price shall not be adjusted, in case of exercise of stock acquisition rights, assignment of the shares of the Company's common stock purchased from the market by the Company in accordance with the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001 to the holders of the stock options, conversion of the convertible bonds previously issued, transfer of treasury shares where such transfer is made upon demand of a shareholder that the Company sell to the shareholder shares of less than one unit share (currently 1,000 shares) or transfer of treasury shares in share-for-share exchange.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares}^{**} + \dfrac{\text{Number of Newly Issued Shares}^{***} \times \text{Paid-in Value per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}^{***}}$$

*** In the formula above, the Number of Previously Issued Shares shall mean the number of shares of the Company's common stock issued and outstanding less the number of shares of the Company's common stock held by the Company.*

**** In case of disposition of the shares of the Company's common stock held by the Company, the Number of Newly Issued Shares shall be read as the Number of the Shares to be Disposed.*

Furthermore, in case of split or consolidation of shares, the Exercise Price shall be adjusted proportionately in accordance with the ratio of the split or consolidation, and any fraction less than one (1) yen resulting from such adjustment shall be rounded up to the nearest yen.

6. Total paid-in value of the shares of the common stock of the Company to be issued or transferred upon exercise of all the Stock Acquisition Rights:

   To be determined on July 8, 2005

7. Exercise Period of Stock Acquisition Rights:

   From July 1, 2007 to June 29, 2012

**The product of 1.05 and the average of closing prices of the Company's common stock from May 9, 2005 to June 17, 2005 is 2,640yen.*

8. Other Conditions for Exercise of Stock Acquisition Rights:

Each Stock Acquisition Right can not be partly exercised.

9. Events and Conditions for Cancellation of Stock Acquisition Rights:

In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, cancel such Stock Acquisition Rights without any compensation.

10. Restriction of Assignment of Stock Acquisition Rights:

Approval of the Board of Directors of the Company shall be required for assignment of the Stock Acquisition Rights.

11. Issuance of Stock Acquisition Right Certificate:

Certificates of Stock Acquisition Rights shall be issued only when the Stock Acquisition Right holders request such issuance from the Company.

12. Capitalization of the Exercise Price:

The Exercise Price shall be credited to capital stock account and non-capital stock account, in the event that shares are newly issued upon exercise of the Stock Acquisition Rights. The portion of the Exercise Price credited to capital account shall be determined by multiplying the Exercise Price by 0.5 (any fraction less than one (1) yen resulting from such calculation will be rounded up to the nearest yen).

13. Individuals who will be allotted the Stock Acquisition Rights:

The Directors and employees of the Company and its affiliates, totally 108 persons.

*(1) Date of resolution of the Board of Directors that decided the proposal at the 99th Annual General Meeting of Shareholders: April 21, 2005
(2) Date of resolution of the 99th Annual General Meeting of Shareholders: June 29, 2005

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044